UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes      No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes      No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

Petróleos Mexicanos announceS ONE-DAY
EXTENSION OF CONSENT SOLICITATIONS

June 18, 2014

MEXICO D.F., MEXICO – Petróleos Mexicanos announced today the extension to 5:00 p.m. (New York City time) on June 18, 2014 (the “Expiration Time”) of the solicitation of consents from holders of each series of its outstanding debt securities for which consents were solicited pursuant to Petróleos Mexicanos’ Consent Solicitation Statement dated as of June 3, 2014 (the “Pemex Consent Solicitation Statement”) and Pemex Finance Ltd.’s Consent Solicitation Statement dated as of June 3, 2014 (the “Pemex Finance Consent Solicitation Statement”). Petróleos Mexicanos has extended the consent solicitations in order to allow for the processing of the volume of consents that were submitted and being processed at the original expiration time.

As indicated in each of the Pemex Consent Solicitation Statement and the Pemex Finance Consent Solicitation Statement, consenting holders of a series for which the required consents have been received may not revoke their consents.

Each of Petróleos Mexicanos and Pemex Finance solicited consents to amend each instrument governing these securities to align it with proposed changes in Mexican law resulting from reforms to the Mexican energy sector that are expected to be implemented in the near future.

Each of Petróleos Mexicanos and Pemex Finance has engaged Morgan Stanley & Co. LLC to act as global coordinator and solicitation agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. as solicitation agents for the consent solicitations. D. F. King & Co., Inc. has been engaged to act as the Information and Tabulation Agent for the consent solicitations. Credit Suisse AG has been engaged to act as the Swiss Paying Agent for the consent solicitations in respect of the securities denominated in Swiss francs. Any questions or requests for assistance regarding the consent solicitations may be made to Morgan Stanley at 800-624-1808 (U.S. toll-free), +1-212-761-1057 (collect) or +44-20-7677-5040 (international), BofA Merrill Lynch at 888-292-0070 (U.S. toll-free), +1-646-855-8988 (collect) or +44-20-7995-3715 (international) or Deutsche Bank at 855-287-1922 (U.S. toll-free), +1-212-250-7527 (collect) or +44-20-7545-8011 (international). Questions or requests for assistance or additional copies of the Pemex Consent Solicitation Statement, the Pemex Finance Consent Solicitation Statement, Petróleos Mexicanos’ Consent Solicitation Memorandum dated as of June 3, 2014 (the “Pemex Consent Solicitation Memorandum”) and any related documents may be directed to D. F. King & Co., Inc. at pemex@dfking.com or at 800-967-7635 (U.S. toll-free) or +44-20-7920-9700 (international). Copies of the Pemex Consent Solicitation Statement, the Pemex Finance Consent Solicitation Statement, the Pemex Consent Solicitation Memorandum and any related documents are available at www.dfking.com/pemex. Questions or requests regarding the consent solicitations relating to the securities denominated in Swiss francs may be directed to Credit Suisse AG at +41-44-333-28-86.

This press release is for informational purposes only and is not a solicitation of consents. The consent solicitations are only being made pursuant to the Pemex Consent Solicitation Statement, the Pemex Consent Solicitation Memorandum and the Pemex Finance Consent Solicitation Statement. The consent solicitations are subject to certain conditions and present certain risks for holders who consent, as set forth more fully in the Pemex Consent Solicitation Statement, the Pemex Consent Solicitation Memorandum and the Pemex Finance Consent Solicitation. Each of Petróleos Mexicanos and Pemex Finance reserves the right to waive or modify any term of, or to terminate, the consent solicitations with respect of any of the series of securities for any reason prior to the applicable Expiration Time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos By: /s/ Carlos Caraveo Sánchez Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: June 18, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	the outcome of Round Zero (as defined in the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on May 15, 2014, which we refer to as the Form 20-F) and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico including developments relating to the implementation of the Energy Reform Decree (as defined in the Form 20-F);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.